SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 9)*

NAME OF ISSUER:  Cortech, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  22051J100000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Natalie I. Koether, Esq., Rosenman & Colin LLP
     211 Pennbrook Road, P. O. Box 97
     Far Hills, New Jersey 07931                 (908) 766-4101

DATE OF EVENT WHICH REQUIRES FILING:    June 16, 1998


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

     Check the following if a fee is being paid with the statement: (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:   300902103000


1.       NAME OF REPORTING PERSON:   Asset Value Fund Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)      (b) XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   New Jersey

7.       SOLE VOTING POWER:   2,000,000

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  2,000,000

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   2,000,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES        NO  XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   10.80%

14.      TYPE OF REPORTING PERSON:   PN

CUSIP NO.:   300902103000


1.       NAME OF REPORTING PERSON:   Mark W. Jaindl

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)     (b) XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.

7.       SOLE VOTING POWER:   250,000

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  250,000

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   250,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES        NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   1.35%

14.      TYPE OF REPORTING PERSON:   IN

CUSIP NO.:   300902103000


1.       NAME OF REPORTING PERSON:   Frederick J. Jaindl

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)     (b)  XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.

7.       SOLE VOTING POWER:   520,000

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  520,000

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   520,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES       NO XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   2.80%

14.      TYPE OF REPORTING PERSON:   IN

Item 1.  SECURITY AND ISSUER

     This Amendment No. 9 relates to the Schedule 13D filed on October 15, 1997 in connection with the ownership by Asset Value Fund Limited Partnership ("Asset Value") of shares of common stock, par value $.002 per share ("Shares") of Cortech, Inc., a Delaware corporation (the "Company" or "Cortech"). The capitalized terms used in this Amendment, unless otherwise defined, shall have the same meaning as in the original Schedule 13D.


Item 4.  PURPOSE OF TRANSACTION.

     On June 16, 1998 the letter attached hereto as Exhibit G was faxed and sent via overnight mail.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit G - Letter to Edward S. Finkelstein, dated June 16, 1998

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 16, 1998


                                        ASSET VALUE FUND LIMITED PARTNERSHIP

                                        By: Asset Value Management, Inc.
                                        General Partner


                                        By: /s/ John W. Galuchie, Jr.
                                        --------------------------------
                                        John W. Galuchie, Jr.
                                        Treasurer and Secretary



                                        /s/ Mark W. Jaindl
                                        --------------------------------
                                        Mark W. Jaindl



                                        /s/ Frederick J. Jaindl
                                        --------------------------------
                                        Frederick J. Jaindl

                                    EXHIBIT F

               Letter to Edward S. Finkelstein dated June 16, 1998

                      ASSET VALUE FUND LIMITED PARTNERSHIP
                                 376 Main Street
                                  P. O. Box 74
                          Bedminster, New Jersey 07921
                                 (908) 234-1881
                               (908) 234 9355 Fax

                                            June 16, 1998

via Fax and Federal Express

Mr. Edward S. Finkelstein
17842 Argyll Terrace
Boca Raton, Florida 33496-1415

Dear Ed:

     I have had time to consider the substance of our telephone conversation of yesterday. As you said we have much in common, most particularly the desire to have the market value of Cortech stock go up.

     As you may know, we support 1) eliminating the poison pill; 2) electing all directors annually; and 3) permitting stockholders who own 10% or more of Cortech stock to call special meetings. We do not know where your group stands on these matters but opposition would not necessarily impede cooperation between us so long as your group is willing to submit these propositions for consideration by all stockholders at the Annual Meeting. Assuming we can get by these matters, the remaining disagreement between us is the composition of the slate of Directors.

     Your recommendation, as we understood it, was that you and we agree to a fusion slate consisting of two "Finkelstein" nominees and two Asset Value nominees, making a Board of four equal peers. However, we believe that there must be some mechanics for breaking a tie, otherwise, as we wrote to Bert Fingerhut, "conflicting opinions among Board members could leave the Company directionless at a crucial crossroad in its history". We believe that the Board should consist of five members, not four and not surprisingly, we think that Asset Value should control the majority. You made it clear that if anyone was going to "take over", it was going to be you. However, even this disagreement need not impede a fusion slate if you, like we, are willing to submit the question of control to a vote of stockholders.

     We propose that Cortech submit to stockholders one proxy statement, which would present each of the governance issues. Both

Mr. Edward S. Finkelstein
June 16, 1998
Page 2

the Finkelsteins and Asset Value would agree to support the declassification of the Board and to set the number of vacancies at five. Management would present a fusion slate consisting of two Finkelstein nominees and two Asset Value nominees. Each side would also propose a third nominee for the fifth vacancy. Each side would be permitted to enter a dissent to any proposal, including the election of each side's third nominee.

     Entering a dissent would permit the other side equal opportunity to support a measure. Each position statement would have a word limit. Although no side would be able to censor the words of the other side, we would have a common understanding not to make personal attacks. Each side would be responsible for negotiating text with the Securities and Exchange Commission. One ballot would be submitted, giving each stockholder the ability to vote on every issue, including the election of directors. Asset Value and the Finkelstein Group would split the cost of the proxy material. An independent inspector of elections would be jointly appointed to receive and count proxies.

     We told you that your stated ownership of approximately 600,000 shares of Cortech stock compared to the 2,770,000 Cortech shares owned by Asset Value, makes Asset Value the logical leader of Cortech's future. You responded that we ought not take your previously stated ownership at face value and we won't. As we wrote to Bert Fingerhut, whatever our differences, we all apparently agree that Cortech can ill afford a costly proxy contest and it should be avoided if possible. To this end we have made this proposal and if it is agreeable to you and to the incumbent Cortech Board, we should set about discussing the details immediately. Unlike any other stockholder, Asset Value has expended substantial sums of its money in pursuit of stockholder interests. Therefore, we would request a response as soon as possible.

                                                Sincerely yours,



                                                Paul O. Koether
                                                President

cc:      Bert Fingerhut
         Mort Finkelstein
         Mark Lampert
         Dr. Charles Cohen
         Dr. Donald Kennedy
         Dr. Allen Misher